Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

DevvStream Holdings Inc. Announces Voting Results from 2024 Annual General and Special Shareholder Meeting and Provides Transaction Update

VANCOUVER, BC, September 12, 2024 – DevvStream Holdings Inc. (“DevvStream” or the “Company”) (Cboe CA: DESG) (OTCQB: DSTRF) (FSE: CQ0), a leading carbon credit project co-development and generation firm specializing in technology-based solutions, is pleased to announce that at its annual general and special meeting (the “Meeting”) of subordinate voting shareholders and multiple voting shareholders (together, the “DevvStream Shareholders”) held on September 11, 2024, the DevvStream Shareholders voted overwhelmingly in favor of the special resolution to approve the previously announced plan of arrangement with Focus Impact Acquisition Corp. (“Focus Impact” or “FIAC”), whereby, subject to certain closing conditions, FIAC will redomicile as an Alberta company and DevvStream will amalgamate into a wholly-owned subsidiary of FIAC (the “Transaction”). Additionally at the Meeting, Tom Anderson, Ray Quintana, Michael Max Buehler, Stephen Kukucha and Jamila Piracci were re-elected as directors of DevvStream, and the DevvStream Shareholders approved the re-appointment of MNP LLP as auditors for the ensuing year.

Sunny Trinh, CEO of DevvStream stated, “The overwhelming support of the Transaction demonstrates the steadfast support DevvStream has received from its shareholders since inception. We look forward to working towards closing the Transaction and culminating a major milestone in the Company’s lifecycle.”

A total of 18,683,053 subordinate voting shares and 4,650,000 multiple voting shares were represented at the Meeting, representing 65,183,053 of 76,103,127 total eligible votes, or 85.65% of the voting rights attached to the Company's shares eligible to be voted at the Meeting. DevvStream Shareholders approved all matters brought before the Meeting as follows:

	VOTES FOR	% FOR	VOTES WITHHELD/ AGAINST	% WITHHELD/ AGAINST
ARRANGEMENT RESOLUTION	65,183,044	100%	9	0%
NUMBER OF DIRECTORS (5)	65,183,027	100%	26	0%
TOM ANDERSON	65,181,755	100%	1,298	0%
RAY QUINTANA	65,181,777	100%	1,276	0%
MICHAEL MAX BUEHLER	65,183,027	100%	26	0%
STEPHEN KUKUCHA	65,183,027	100%	26	0%
JAMILA PIRACCI	65,183,027	100%	26	0%
APPOINTMENT OF AUDITORS	65,183,044	100%	9	0%

For more information, please visit www.devvstream.com and sign up to receive updates from the Company.

Transaction Update

The Company and FIAC currently expect the closing of the Transaction to occur on September 16, 2024, subject to the satisfaction of closing conditions including, among other things, (i) the approval of FIAC’s stockholders at a stockholder meeting which is expected to occur on September 13, 2024 and (ii) receipt of the final order to be issued by the Supreme Court of British Columbia.

About DevvStream

Founded in 2021, DevvStream is a technology-based sustainability company that advances the development and monetization of environmental assets, with an initial focus on carbon markets. DevvStream works with governments and corporations worldwide to achieve their sustainability goals through the implementation of curated green technology projects that generate renewable energy, improve energy efficiencies, eliminate or reduce emissions, and sequester carbon directly from the air—creating carbon credits in the process.

On September 13, 2023, DevvStream and Focus Impact (Nasdaq: FIAC) announced that they had entered into a definitive Business Combination Agreement (the “Business Combination Agreement”) for a potential business combination (the “Business Combination”) that is expected to result in DevvStream being the first publicly traded carbon streaming company on a major U.S. stock exchange. The Company previously announced the filing of a registration statement on Form S-4 (as amended to date, the "Registration Statement") with the U.S. Securities and Exchange Commission ("SEC") on December 4, 2023.

Disclaimer

Certain statements in this news release may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or Focus Impact’s or DevvStream’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s, DevvStream’s and the combined Company’s expectations with respect to future performance and anticipated financial impacts of the Business Combination and the timing and occurrence of the Business Combination are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and DevvStream and its management, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against Focus Impact, DevvStream, the combined company or others; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Focus Impact or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet Nasdaq’s or another stock exchange’s listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Focus Impact or DevvStream as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Focus Impact, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement on Form S-4 that includes a proxy statement and prospectus of Focus Impact, first filed with the SEC on December 4, 2023, as amended from time to time,, and other filings with the SEC; and (13) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2023, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca.

These forward-looking statements are expressed in good faith, and Focus Impact, DevvStream and the combined company believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Focus Impact, DevvStream or the combined company are under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in DevvStream’s public filings with Canadian securities regulatory authorities. This news release is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Focus Impact or DevvStream and is not intended to form the basis of an investment decision in Focus Impact or DevvStream. All subsequent written and oral forward-looking statements concerning Focus Impact and DevvStream, the proposed transaction or other matters and attributable to Focus Impact and DevvStream or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

On Behalf of the Board of Directors,

Sunny Trinh, CEO

DevvStream Media Contacts

DevvStream@icrinc.com and info@fcir.ca
Phone: (332) 242-4316